
03021171

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


JUN 02 2003

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, For May 28, 2003 Home Equity Pass-Through Certificates, Series 2003-3	**333-100669**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: 
Name: John P. Graham
Title:

Dated: May 30, 2003

HEMT **HOME EQUITY MORTGAGE TRUST**

HEMT SERIES 2003-3

DERIVED INFORMATION [05/15/03]

[280,000,100] Bonds Offered (Approximate)

HEMT Series 2003-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Home Equity Mortgage Pass-Through Certificates, Series 2003-3

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[149,000,000]	Senior/Adj	LIBOR+[]%	[2.98]	AAA/Aaa
A-2	[75,000,000]	Senior/Fixed	[]%	[2.98]	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net Funds Cap	N/A	AAA/N/A
M-1	[25,200,000]	Mezzanine/Adj	LIBOR + []%	[6.49]	AA/Aa2
M-2	[15,400,000]	Mezzanine/Adj	LIBOR + []%	[6.49]	A/A2
B	[15,400,000]	Subordinate/Adj	LIBOR + []%	[6.49]	BBB/Baa2
Total	[280,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	N/A

(1) The collateral ramp assumes [6%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicer:	Wilshire Credit Corporation
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[May 1, 2003] for the initial Mortgage Loans.
Deal Settlement:	On or about [May 29, 2003]
Investor Settlement:	On or about [May 30, 2003]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in June 2003
Accrual Periods:	With regard to the Offered Certificates, except the Class A-R and Class A-2 Certificates (i) for any Distribution Date, other than the Distribution Date in June 2003, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in June 2003, the period commencing on the Deal Settlement Date through June 24, 2003. With regard to the Class A-R and Class A-2 Certificates, the calendar month immediately preceding the month in which such Distribution Date occurs.
Delay Days:	[24 days with respect to the Class A-R and Class A-2 Certificates and 0 days with respect to the other Offered Certificates.]
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.27%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class M-1, Class M-2, Class B and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-2: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB/Baa2 Class A-R: AAA/N/A
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-R, Class M-1, Class M-2 and Class B Certificates
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class M-1, Class M-2 and Class B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.

Maximum Pool Balance: The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.

Coupon Step-up: If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2 and Class B Certificates; and (3) by 50 basis points with respect to the Class A-2 Certificates.

Pass-through Rate: For the Offered Certificates other than the Class A-R and Class A-2 Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate and (iii) the Net Funds Cap. For the Class A-2 Certificates, the lesser of [3.75%] and the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.

Net Funds Cap: With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount and (iii) the credit risk manager fee, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) (a) 1/12 in the case of the Class A-2 Certificates and (b) the actual number of days in the immediately preceding interest accrual period divided by 360 in the case of the other Offered Certificates.

Basis Risk Carry Forward Amount: If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates, except the Class A-2 and Class A-R Certificates, is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.

Maximum Interest Rate: A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee, the trustee fee and credit risk manager fee.

Principal and Interest Advancing: The servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[20.00]%	[25.25]%	[50.50]%
M-1	[11.00]%	[16.25]%	[32.50]%
M-2	[5.50]%	[10.75]%	[21.50]%
B	[0.00]%	[5.25]%	[10.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [5.25]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [10.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in [June] 2006 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [50.50]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [18%] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
June 2003 – May 2006	N/A
June 2006 – May 2007	[6.75]
June 2007 – May 2008	[7.50]
June 2008 – May 2009	[8.25]
June 2009 – May 2010	[8.50]
June 2010 and thereafter	[9.00]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. Concurrently, to the Class A-1, Class A-2, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
2. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
3. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
4. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Classes;
5. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in September 2008 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then concurrently on a *pro-rata* basis, to the Class A-1 and Class A-2 Certificates until the respective Class Principal Balances are reduced to zero;

3. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, until the respective Class Principal Balances are reduced to zero; and
4. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:
1. Commencing on the distribution date in September 2008 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Concurrently on a *pro-rata* basis, to the Class A-1 and Class A-2 Certificates in accordance with the Target Credit Enhancement percentage for the Class A Certificates, until the respective Class Principal Balances are reduced to zero;
3. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, in accordance with the Target Credit Enhancement percentages for each class; and
4. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:
1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A-1 Certificates, any Basis Risk Carry Forward Amounts, for such Class;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

Amounts on the deposit in the Interest Rate Cap Account (as described on page [9]) will be available on any distribution date to pay the following amounts:

(i) to the Class M-1, Class M-2 and Class B Certificates, in that order, any applicable unpaid realized loss amounts, with interest thereon at the applicable pass-through rate, prior to giving effect to amounts available to be paid in respect of unpaid realized loss amounts as described above under clause IV on such distribution date;

(ii) to the Principal Remittance Amount, up to the amount of Realized Losses on the mortgage loans incurred during the related Collection Period; and

(iii) to the Class A-1, Class M-1, Class M-2 and Class B Certificates, any applicable Basis Risk Carry Forward Amounts, prior to giving effect to any withdrawals from the Basis Risk Reserve Fund or from amounts available to be paid in respect of Basis Risk Carry Forward Amounts as described above under clause IV on such distribution date.

BOND SUMMARY

To Call

Class A-1 and A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.3	3.9	3.0	2.4	1.9	1.2
First Pay (Months)	1	1	1	1	1	1
Last Pay (Months)	177	153	118	94	77	34

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.3	8.5	6.5	5.3	4.8	4.2
First Pay (Months)	73	50	38	40	44	34
Last Pay (Months)	177	153	118	94	77	56

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.3	8.5	6.5	5.2	4.6	4.3
First Pay (Months)	73	50	38	38	40	45
Last Pay (Months)	177	153	118	94	77	56

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.3	8.5	6.5	5.2	4.5	3.8
First Pay (Months)	73	50	38	37	38	40
Last Pay (Months)	177	153	118	94	77	56

To Maturity

Class A-1 and A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.4	4.0	3.2	2.5	2.0	1.2
First Pay (Months)	1	1	1	1	1	1
Last Pay (Months)	280	238	192	177	170	34

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.5	8.9	7.1	5.8	5.3	5.5
First Pay (Months)	73	50	38	40	44	55
Last Pay (Months)	258	207	177	177	150	123

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.5	8.9	7.1	5.8	5.0	4.6
First Pay (Months)	73	50	38	38	40	45
Last Pay (Months)	238	183	177	164	136	98

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.3	8.8	7.0	5.7	4.8	4.1
First Pay (Months)	73	50	38	37	38	40
Last Pay (Months)	214	177	177	149	123	89

Net Funds Caps

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	10.38%	10.38%	10.38%	10.38%
2	10.38%	10.38%	10.38%	10.38%
3	10.38%	10.38%	10.38%	10.38%
4	10.38%	10.38%	10.38%	10.38%
5	10.38%	10.38%	10.38%	10.38%
6	10.38%	10.38%	10.38%	10.38%
7	10.38%	10.38%	10.38%	10.38%
8	10.38%	10.38%	10.38%	10.38%
9	10.38%	10.38%	10.38%	10.38%
10	10.38%	10.38%	10.38%	10.38%
11	10.38%	10.38%	10.38%	10.38%
12	10.38%	10.38%	10.38%	10.38%
13	10.38%	10.38%	10.38%	10.38%
14	10.38%	10.38%	10.38%	10.38%
15	10.38%	10.38%	10.38%	10.38%
16	10.38%	10.38%	10.38%	10.38%
17	10.38%	10.38%	10.38%	10.39%
18	10.38%	10.38%	10.38%	10.39%
19	10.38%	10.38%	10.38%	10.39%
20	10.38%	10.38%	10.38%	10.39%
21	10.38%	10.38%	10.38%	10.39%
22	10.38%	10.38%	10.38%	10.39%
23	10.38%	10.38%	10.39%	10.39%
24	10.38%	10.38%	10.39%	10.39%
25	10.38%	10.38%	10.39%	10.39%
26	10.38%	10.38%	10.39%	10.39%
27	10.38%	10.39%	10.39%	10.39%
28	10.38%	10.39%	10.39%	10.39%
29	10.38%	10.39%	10.39%	10.39%
30	10.38%	10.39%	10.39%	10.39%
31	10.39%	10.39%	10.39%	10.39%
32	10.39%	10.39%	10.39%	10.39%
33	10.39%	10.39%	10.39%	10.39%
34	10.39%	10.39%	10.39%	10.39%
35	10.39%	10.39%	10.39%	10.39%
36	10.39%	10.39%	10.39%	10.39%

This table was run assuming 30/360 day count basis.

Interest Rate Cap Account

Amounts paid under the Interest Rate Cap Agreement not used on any distribution date to cover realized losses on the mortgage loans or to pay deferred amounts or Basis Risk Shortfalls will remain on deposit in the Interest Rate Cap Account and may be available on future distribution dates to make the payments described on page [6]. However at no time will the amount on deposit in the Interest Rate Cap Account exceed the target amount.

The Interest Rate Cap Account target amount for any period shall equal the excess, if any, of the Targeted Overcollateralization Amount for such period over the overcollateralization amount for such period. The Interest Rate Cap Account target amount at closing shall be approximately [$14,700,000].

Each period, any amount on deposit in the Interest Rate Cap Account in excess of the target amount will be released to the Class X-1 Certificateholders.

	Interest Rate Cap Payment	**Notional Balance**	**1 Month LIBOR Strike**
1	06/25/03	102,500,000	1.310%
2	07/25/03	100,567,368	1.310%
3	08/25/03	98,725,663	1.310%
4	09/25/03	96,679,460	1.310%
5	10/25/03	94,440,400	1.310%
6	11/25/03	92,021,927	1.310%
7	12/25/03	89,431,084	1.310%
8	01/25/04	86,685,679	1.310%
9	02/25/04	83,784,944	1.310%
10	03/25/04	80,913,610	1.310%
11	04/25/04	78,129,590	1.340%
12	05/25/04	75,435,463	1.412%
13	06/25/04	72,697,864	1.496%
14	07/25/04	70,005,261	1.591%
15	08/25/04	67,473,269	1.673%
16	09/25/04	65,060,787	1.756%
17	10/25/04	62,778,987	1.873%
18	11/25/04	60,581,778	1.984%
19	12/25/04	58,443,801	2.093%
20	01/25/05	56,438,468	2.183%
21	02/25/05	54,520,286	2.277%
22	03/25/05	52,595,240	2.382%
23	04/25/05	50,760,114	2.449%
24	05/25/05	48,954,788	2.527%

** The Interest Cap Agreement shall provide payments (on an actual/360 accrual basis) on the Notional Balance for the related period at a per annum rate equal to the excess, if any, of the current 1-month LIBOR rate for such period over the Strike Rate for such period as shown above.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 05/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	6,859		
Total Outstanding Loan Balance	$281,818,142.03		
Average Loan Current Balance	$41,087.35	$3,126.19	$429,637.82
Weighted Average Combined LTV	93.31%	15.00%	100.00%
Weighted Average Coupon	10.91%	5.875%	15.750%
Weighted Average FICO (Non-Zero)	685		
Weighted Average Age (Months)	4		
% Prepayment Penalties	38.10%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	5.501 - 6.000	1	89,723.37	0.03
	6.001 - 6.500	23	1,205,950.41	0.43
	6.501 - 7.000	168	5,913,133.21	2.10
	7.001 - 7.500	251	10,125,961.80	3.59
	7.501 - 8.000	289	10,720,805.33	3.80
	8.001 - 8.500	251	9,689,082.93	3.44
	8.501 - 9.000	284	14,113,798.31	5.01
	9.001 - 9.500	310	14,508,574.36	5.15
	9.501 - 10.000	419	19,392,656.98	6.88
	10.001 - 10.500	420	19,527,522.50	6.93
	10.501 - 11.000	892	36,899,022.49	13.09
	11.001 - 11.500	517	22,164,925.77	7.86
	11.501 - 12.000	970	44,612,326.39	15.83
	12.001 - 12.500	408	15,939,568.48	5.66
	12.501 - 13.000	1,101	38,628,700.03	13.71
	13.001 - 13.500	155	4,976,620.24	1.77
	13.501 - 14.000	338	11,098,177.35	3.94
	14.001 - 14.500	45	1,485,402.45	0.53
	14.501 - 15.000	11	508,716.62	0.18
	15.001 - 15.500	1	80,274.71	0.03
	15.501 - 16.000	5	137,198.30	0.05
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
FICO	FICO N/A	32	1,231,778.64	0.44
	476 – 500	1	24,754.63	0.01
	551 – 575	2	65,107.22	0.02
	576 – 600	43	1,117,828.76	0.40
	601 – 625	390	14,518,794.68	5.15
	626 – 650	1,427	56,898,632.43	20.19
	651 – 675	1,437	60,168,874.76	21.35
	676 – 700	1,270	53,614,184.86	19.02

(Continued on page 2)

		Loan Count	Balance	%
FICO (*cont'd*)	701 – 725	877	37,851,881.76	13.43
	726 – 750	673	28,061,305.20	9.96
	751 – 775	486	19,036,769.54	6.75
	776 – 800	203	8,453,875.11	3.00
	801 – 825	18	774,354.44	0.27
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
Scheduled Balance	0.01 - 25,000.00	2,154	39,570,664.33	14.04
	25,000.01 - 50,000.00	2,991	108,533,913.12	38.51
	50,000.01 - 75,000.00	1,210	74,557,549.55	26.46
	75,000.01 - 100,000.00	305	26,925,913.06	9.55
	100,000.01 - 125,000.00	80	9,034,448.75	3.21
	125,000.01 - 150,000.00	47	6,492,357.89	2.30
	150,000.01 - 175,000.00	19	3,073,550.09	1.09
	175,000.01 - 200,000.00	16	3,051,147.67	1.08
	200,000.01 - 225,000.00	6	1,299,103.20	0.46
	225,000.01 - 250,000.00	12	2,899,885.54	1.03
	250,000.01 - 275,000.00	3	787,674.82	0.28
	275,000.01 - 300,000.00	6	1,757,205.08	0.62
	325,000.01 - 350,000.00	3	1,011,858.80	0.36
	375,000.01 - 400,000.00	6	2,393,232.31	0.85
	425,000.01 - 450,000.00	1	429,637.82	0.15
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
Combined LTV	10.01 - 20.00	15	609,418.77	0.22
	20.01 - 30.00	3	88,399.53	0.03
	30.01 - 40.00	6	393,283.57	0.14
	40.01 - 50.00	7	473,978.69	0.17
	50.01 - 60.00	21	1,311,185.75	0.47
	60.01 - 70.00	65	4,882,283.99	1.73
	70.01 - 80.00	271	18,658,056.03	6.62
	80.01 - 90.00	1,846	72,041,281.40	25.56
	90.01 - 100.00	4,625	183,360,254.30	65.06
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
Documentation Type	Full	3,059	113,778,100.33	40.37
	No Doc (NINA)	237	12,575,339.12	4.46
	Reduced (partial)	2,285	103,663,016.24	36.78
	Stated / Stated	1,278	51,801,686.34	18.38
	Total:	**6,859**	**281,818,142.03**	**100**

HEMT SERIES 2003-3

		Loan Count	Balance	%
Occupancy Status	Investment	1,041	28,985,533.20	10.29
	Primary	5,746	249,546,008.72	88.55
	Secondary	72	3,286,600.11	1.17
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
State	California	2,583	134,585,279.68	47.76
	New York	268	14,690,697.09	5.21
	Florida	354	11,798,898.70	4.19
	New Jersey	254	11,048,916.56	3.92
	Texas	375	10,205,721.81	3.62
	Nevada	308	10,197,258.21	3.62
	Arizona	335	9,775,104.83	3.47
	Virginia	210	8,596,061.11	3.05
	Washington	221	7,782,318.22	2.76
	Massachusetts	136	7,210,786.93	2.56
	Colorado	181	7,157,185.17	2.54
	Maryland	177	6,630,847.75	2.35
	Illinois	166	5,285,374.87	1.88
	Oregon	163	4,883,206.32	1.73
	Pennsylvania	101	2,870,202.04	1.02
	Other	1,027	29,100,282.74	10.33
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
Purpose	Purchase	4,929	194,998,810.03	69.19
	Refinance - Cashout	1,435	67,761,215.25	24.04
	Refinance - Rate Term	495	19,058,116.75	6.76
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
Product Type	Fixed	6,859	281,818,142.03	100
	Total:	**6,859**	**281,818,142.03**	**100**

		Loan Count	Balance	%
Property Type	2-4 Family	755	32,542,705.75	11.55
	Condo	461	15,961,590.69	5.66
	Co-op	3	111,751.30	0.04
	Manufactured Housing	15	348,780.34	0.12
	PUD	1,228	52,261,823.02	18.54
	Single Family Residence	4,353	179,308,511.87	63.63
	Townhouse	31	692,926.28	0.25
	Unknown*	13	590,052.78	0.21
	Total:	**6,859**	**281,818,142.03**	**100**

* Will be resolved when pool is finalized.